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SECURITIES AND EXCHANGE COMMISSION

13030398

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

SEC Mail Processing Section

MAR - 1 2013

Washington DC 402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ConvergEx Execution Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MAESE **(212) 468-7722**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

EM
3/12/13

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Carey Pack and Michael Maese, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of ConvergEx Execution Solutions LLC, as of December 31st, 2012, is true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Carey Pack, President



Michael Maese, Controller



Notary Public


LOUIS DAMIANO
Notary Public, State Of New York
No. 41-5006423
Qualified In Queens County
Certificate Filed In New York County
Commission Expires December 28, 20 14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5*(g)(1)*.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Statement of Financial Condition

ConvergEx Execution Solutions LLC
December 31, 2012
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-46838)

Ernst & Young LLP


ERNST & YOUNG

ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
ConvergEx Execution Solutions LLC

We have audited the accompanying statement of financial condition of ConvergEx Execution Solutions LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ConvergEx Execution Solutions LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.



February 27, 2013

ConvergEx Execution Solutions LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 12,559,319
Cash and securities segregated in compliance with federal regulations and other restricted deposits	31,985,354
Deposits with clearing organizations	42,049,960
Receivables from brokers, dealers and clearing organizations, net of allowance of $556,632	245,293,370
Receivables from customers, net of allowance of $2,433,212	44,397,630
Fixed assets, at cost, net of accumulated depreciation and amortization of $39,895,001	26,478,709
Goodwill	191,434,414
Intangible assets, net of accumulated amortization of $52,199,822	3,310,267
Other assets	5,512,971
Total assets	$ 603,021,994
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 1,224,822
Short-term borrowings	49,900,000
Payables to brokers, dealers and clearing organizations	151,831,138
Payables to customers	9,811,380
Commission management payable	21,284,074
Accrued compensation and other liabilities	50,401,587
Total liabilities	284,453,001
Member's equity	318,568,993
Total liabilities and member's equity	$ 603,021,994

The accompanying notes are an integral part of this statement of financial condition.

ConvergEx Execution Solutions LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Description of Business

ConvergEx Execution Solutions LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in investment technologies and execution solutions for US equities, US listed options and fixed income, global transition management, commission management and intermediary and clearing services. The Company's institutional clients include investment managers, hedge funds, corporations, plan sponsors, broker-dealers, and financial intermediaries. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the National Futures Association ("NFA"), and other regional exchanges. The Company is registered as an investment advisor with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. The Company is also registered as a commodity trading advisor with the U.S. Commodity Futures Trading Commission ("CFTC"). FINRA serves as the Company's self-regulatory organization.

The Company is a direct subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings. The remaining ownership stakes are held by ConvergEx's management as well as current and former directors and employees. Group owns all of the common interests in the Company. Unaffiliated entities own preferred interests in the Company totaling $20,000 (see Note 10).

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Cash and Securities Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and securities segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in a special bank account for the benefit of customers under SEC Rule 15c3-3, cash held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") (Note 11), and a certificate of deposit in the amount of $253,579 pledged as security for an outstanding letter of credit.

Securities Transactions

Securities transactions are recorded on a trade date basis. Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed plus the related interest receivable, amounts receivable from clearing organizations, and commissions receivable from broker dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive, or to facilitate securities lending to customers. Securities borrowed transactions require the Company to deposit cash with the lender, and are recorded at the value of the cash advanced to the lender. The cash advanced to the lender is equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate.

Receivables from customers consist of customer fails to deliver, commissions earned, and receivables arising from the Company's prepayment of third-party soft dollar research, net of an allowance for doubtful accounts. A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations.

Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company in the statement of financial condition.

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, cash received for securities loaned, and amounts payable to broker-dealers and clearing organizations on open transactions. The Company typically loans securities in order to fund non-standard settlements requested by a customer or a fail to deliver, or to assist clients to help fulfill their short selling requirements. Securities loaned transactions allow the Company to receive cash that is less than or equal to the market value of the securities loaned. Securities loaned transactions are recorded at the value of the cash received by the Company. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate.

Payables to customers primarily consist of customer fails to receive.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Specifically for prepaid research, the Company also evaluates the customer's financial condition and business operations, as well as its historical, current and forecasted trading activity in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms of cash equivalents. Securities owned and securities sold short not yet purchased are recorded on a trade date basis and reported at quoted market prices for identical assets or liabilities in active markets. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to ten years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to eight years from the date of the original acquisition, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of customer lists.

Other Assets

Other assets consist primarily of securities owned, prepaid expenses, rent due from affiliates for subleased office space, receivables from affiliates for management and technical services (Note 7) or expenses the Company paid on behalf of related parties, and other miscellaneous receivables.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of securities sold not yet purchased, accrued bonuses, incentives and other employee benefit expenses, accrued expenses, accounts payable, payables to related parties for management and technical services (Note 7) or expenses affiliates have paid on behalf of the Company, and other miscellaneous liabilities.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

In accordance with ASC 740, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The Company's policy is to treat interest and penalties related to income tax matters and uncertain tax positions as a component of tax expense. As of December 31, 2012, the Company reflected $734,143 of unrecognized tax benefits and $241,849 of related accrued interest in accrued compensation and other liabilities. The Company's New York City unincorporated business tax return is under examination for tax year 2008.

Recent Accounting Developments

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment, which is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, although early adoption is permitted. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company adopted the provisions in this update for the evaluation of goodwill for impairment as of January 1, 2012 and it did not have a material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets. Level 1 financial instruments consist of securities owned and securities sold not yet purchased consist of US equity securities positions temporarily held by the Company that result from the normal course of agency brokerage. These instruments are measured at their quoted prices in active markets.

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured. Level 2 financials instruments consists of a certificate of deposit the Company has pledged as security for an outstanding letter of credit. The fair value of certificates of deposit is determined by using a discounted cash flow methodology.

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

3. Financial Instruments (continued)

There were no transfers among Levels during the year. The following is a summary of financial assets and liabilities measured at fair value as of December 31, 2012:

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level3)	Total
Assets				
Cash and securities segregated in compliance with federal regulations and other restricted deposits				
Certificates of deposit	$ –	$ 253,579	$ –	$ 253,579
Other Assets				
Equities	170,878	–	–	170,878
Total assets	$ 170,878	$ 253,579	$ –	$ 424,457
Liabilities				
Accrued Compensation and other liabilities				
Equities	$ 4,683	$ –	$ –	$ 4,683
Total liabilities	$ 4,683	$ –	$ –	$ 4,683

4. Receivables and Payables

Receivables from, and Payables to, Brokers, Dealers and Clearing Organizations

At December 31, 2012, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 112,121,182
Clearing organizations	55,167,394
Broker-dealers	53,870,818
Securities failed to deliver	17,161,736
Commissions receivable	7,528,872
Allowance for doubtful accounts	(556,632)
Total receivables	$ 245,293,370
Payables:	
Securities loaned	$ 106,608,345
Broker-dealers	37,574,411
Securities failed to receive	7,648,382
Total payables	$ 151,831,138

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2012 without any adverse financial effect.

Receivables from, and Payables to, Customers

Receivables:	
Customer fails to deliver	$ 33,148,361
Prepaid research	10,363,111
Other	3,319,370
Allowance for doubtful accounts	(2,433,212)
Total receivables	$ 44,397,630
Payables:	
Customer fails to receive	$ 9,811,380
Total payables	$ 9,811,380

ConvergEx Execution Solutions LLC

Notes to Statement of Financial Condition (continued)

5. Fixed Assets

At December 31, 2012 fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 38,320,123	$ (21,403,608)	$ 16,916,515
Computer hardware	15,882,843	(10,239,901)	5,642,942
Leasehold improvements	7,298,413	(5,468,397)	1,830,016
Purchased software	3,991,023	(2,449,479)	1,541,544
Furniture and equipment	881,308	(333,616)	547,692
Total	$ 66,373,710	$ (39,895,001)	$ 26,478,709

Included in computer hardware and the related accumulated depreciation are $3,229,559 and $1,685,193 respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $1,455,945 ($836,689 due in 2013, and $619,256 due in 2014) which represents remaining principal payments due under capital lease obligations.

The Company capitalized $3,316,627 of internally developed software costs in 2012. In addition, the Company purchased $2,102,946 of internally developed software from Group for development work Group employees performed on behalf of the Company.

The Company removed fully depreciated fixed assets totaling $2,207,186 from internally developed software and computer hardware during the year.

6. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of May 1, 2012 and determined no impairment charge was required. Subsequent to May 1, 2012, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

6. Goodwill and Intangible Assets (continued)

The following table summarizes intangible assets as of December 31, 2012:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 55,510,089	$ (52,199,822)	$ 3,310,267

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

7. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

Eze Castle Transaction Services LLC ("ECTS"), a wholly owned subsidiary of Group, provides broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") to the Company. The EzeOMS is provided to asset management clients by Eze Castle Software LLC ("Eze LLC"), a wholly owned subsidiary of Group. The Company provides EzeOMS terminals for certain customers based on the volume of business transacted by those customers. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company.

The Company provides trade execution and clearing services for Westminster Research Associates LLC ("WRA"), a wholly owned subsidiary of Group. The Company pays a referral fee for each trade executed and remits commissions paid to WRA as part of the introducing broker agreement.

G-Trade Services LLC ("G-Trade"), a wholly owned subsidiary of Group, provides execution and clearing services of non-US electronic trades for the Company. G-Trade collects the commissions on the settlement of the trades and remits the commissions, net of associated execution and clearing fees, to the Company.

LiquidPoint LLC ("LiquidPoint"), a wholly owned subsidiary of Group, provides option execution and clearing services, and referral services to the Company.

RealTick LLC ("RealTick"), a wholly owned subsidiary of Group, provides a multi-asset class electronic execution management system ("EMS") platform that delivers integrated analysis, execution and evaluation solutions. The Company provides RealTick terminals to certain customers and the RealTick terminals are used to submit orders and effect transactions to the Company. RealTick also provides market data services to the Company.

7. Related Party Transactions (continued)

The Company provides trade execution services for ConvergEx Prime Services, ("CPS"), a wholly owned subsidiary of Group.

The Company provides trade execution and clearing services to BNY Mellon and certain of its subsidiaries, including Pershing LLC ("Pershing"), an indirect wholly owned subsidiary of BNY Mellon. Pershing provides international fixed income and options clearing services to the Company.

As part of its daily operations, the Company enters into securities borrowed and securities loaned transactions with BNY Mellon, Pershing and certain subsidiaries of BNY Mellon and Pershing.

The Company provides office space and related services to BNY Mellon and to other subsidiaries of ConvergEx. The Company and several related party entities that are under common control with the Company, are party to an agreement that permits the Company to allocate a portion of its net New York City lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by the Company. The Company is provided office space by other subsidiaries of ConvergEx.

The Company provides and receives certain management, administrative, and technical services to and from Group, ConvergEx Limited ("Limited"), a wholly owned subsidiary of Group, other ConvergEx entities, and other affiliates.

The Company maintains uncommitted line of credit agreements with certain affiliates (see Note 9). The Company also maintains a separate borrowing facility with BNY Mellon under a subordinated agreement (see Note 8).

ConvergEx Execution Solutions LLC

Notes to Statement of Financial Condition (continued)

7. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2012:

As of December 31, 2012	BNY Mellon	Pershing	G-Trade	Group	WRA	Other Affiliates	Total
Assets							
Receivables from brokers, dealers and clearing organizations, net of allowance	$ 15,140,506	$ 8,340,586	$ 34,393	$ –	$ –	$ 271,818	$ 23,787,303
Other assets	4,099	108,857	739,331	–	–	71,898	924,185
Total assets	$ 15,144,605	$ 8,449,443	$ 773,724	$ –	$ –	$ 343,716	$ 24,711,488
Liabilities							
Accrued compensation and other liabilities	$ 158,116	$ –	$ –	$ 865,519	$ 740,027	$ 1,621,761	$ 3,385,423
Total liabilities	$ 158,116	$ –	$ –	$ 865,519	$ 740,027	$ 1,621,761	$ 3,385,423

8. Subordinated Liabilities

On December 14, 2012, the Company entered into a separate $20,000,000 floating rate revolving term subordinated note with BNY Mellon due on December 16, 2014. This agreement amended a previously existing $25,000,000 floating rate revolving term subordinated note which was due on December 15, 2013. The subordinated borrowing facility has an interest rate based on LIBOR plus 4.00%, or, if the LIBOR rate is not available, an alternative rate of 2.75% plus the greater of the BNY Mellon prime rate or the federal funds effective rate plus 0.50%. In addition, this subordinated borrowing facility has an annual commitment fee of 0.50% on the unutilized amount of the note which is payable quarterly. The subordinated borrowing facility is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing facility was not utilized during 2012 and therefore there was no outstanding balance due as of December 31, 2012.

As of December 31, 2012, a payable related to this agreement of $32,292 was included, net of other receivables from BNY Mellon, and other assets on the statement of financial condition.

9. Financing Arrangements

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing corporations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured financing arrangements are collateralized by the unsettled customer securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2012. Unsecured financing from affiliates is subject to the affiliates' ability to provide finance; this ability may be limited at the affiliates owned by ConvergEx. All non-affiliated arrangements are with large financial institutions.

9. Financing arrangements (continued)

	Maturity Date	Rate	Total Amount Available	Amount Outstanding
Affiliates				
Unsecured				
Eze LLC	None	6%	$ 30,000,000	$ –
Group	None	6%	50,000,000	–
Group	None	LIBOR + 3.75%	70,442,167	–
Eze Castle	None	LIBOR + 3.75%	29,557,833	–
Eze Castle	None	6%	50,000,000	–
BNY Mellon	None	LIBOR plus ½ %	20,000,000	–
Secured				
BNY Mellon	None	Rate set by Bank	100,000,000	–
BNY Mellon	None	LIBOR plus ¾ %	125,000,000	–
Total affiliates			475,000,000	–
Non-affiliates				
Unsecured	None	Federal Funds effective rate plus ¾ %	15,000,000	15,000,000
Unsecured	None	Fed funds effective rate plus 1 %	50,000,000	–
Secured	June 1, 2013	Fed funds effective rate plus 2½ %	50,000,000	–
Secured	October 31, 2013	Fed funds effective rate plus 1.25%	50,000,000	–
Secured	None	Fed funds effective rate plus ¾ %	100,000,000	34,900,000
Total non-affiliates			265,000,000	49,900,000
Total			$ 740,000,000	$ 49,900,000

As of December 31, 2012, interest payable of $1,644 related to these borrowings was included in accrued compensation and other liabilities on the statement of financial condition.

10. Common and Preferred Interests

The Company has one class of common interests and one class of preferred interests. All of the common interests are owned by Group.

The preferred interests are held by unaffiliated entities. The Company has fully-disclosed clearing agreements with broker-dealers that had required the Company to enter into Joint Back Office ("JBO") arrangements with those entities. Under the JBO arrangements the

10. Common and Preferred Interests (continued)

correspondents purchased nominal preferred interests totaling $20,000 in the Company. The preferred interests are senior to the common interest upon dissolution of the Company.

The preferred interests accrue a preferred yield at LIBOR plus 3%, which is paid annually to the holders of the interests. The preferred interests have a mandatory redemption due in December 2013, at which time the Company will pay the value of the preferred interests to the holders. As a result of the preferred yield and the mandatory redemption provision, the preferred interests are treated as liabilities for statement of financial condition purposes and are included in accrued compensation and other liabilities.

The Company has the right to redeem the preferred interests at any time upon notice to the holders. On December 28, 2012, the Company issued a redemption notice for the preferred interests due to termination of the JBO arrangements. The redemption will be effective on or about April 10, 2013.

11. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of $76,438,155 and its net capital requirement was $752,092. In accordance with the requirements of SEC Rule 15c3-3, the Company had segregated $28,767,836 of cash in a special bank account for the benefit of customers at December 31, 2012, while its required deposit was $8,945,887. On January 2, 2013, the Company withdrew $6,000,000 from the reserve account.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for PAIB, as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2012 the Company had $2,963,636 of cash on deposit in special reserve bank accounts and certificates of deposit for PAIB, which was in excess of its required deposit of $0.

12. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2013	$ 8,552,140	$ (3,920,272)	$ 4,631,868
2014	9,773,527	(3,920,272)	5,853,255
2015	11,023,265	(3,920,272)	7,102,992
2016	7,439,911	(2,613,515)	4,826,396
2017	21,587	–	21,587
Thereafter	106,046	–	106,046
	$ 36,916,476	$ (14,374,332)	$ 22,542,144

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between May 2013 and August 2021, and the subleases expire in August 2015.

In August 2011, certain federal governmental authorities of the United States of America requested information from ConvergEx personnel and served a subpoena on ConvergEx seeking information relating primarily to certain trade execution and related disclosure practices at various broker-dealer subsidiaries of ConvergEx, including the Company. These inquiries are continuing, and ConvergEx has received two additional subpoenas as well as other informal requests for information. ConvergEx and its subsidiaries, including the Company, are cooperating with these inquiries. At this time, the Company is not in a position to determine whether it is probable that it will incur a loss in connection this matter, or to reasonably estimate the amount of such a loss. Group recorded a loss accrual related to this matter and has issued an indemnification to the Company and G-Trade in an amount limited in the aggregate to that loss accrual. The indemnification is limited to this matter and is payable should the Company be a party to any ultimate resolution of this matter or otherwise be held liable. The loss accrual recorded by Group is an estimate, the final liability, if any, could be higher. The costs related to this matter are recorded at Group.

The Company believes that no actions, other than the matter described above, depart from the customary litigation or regulatory inquiries incidental to its business. On the basis of the Company's current knowledge and understanding, the Company does not believe that judgments or settlements, if any, arising from any other matter, either individually or in the aggregate, will have a material effect on the Company's financial position, liquidity or net income.

13. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program.

14. Deferred Compensation

ConvergEx provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made to employees on the date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with changes in the accounts due to employees upon vesting, Group has purchased investments similar to the elected options. The plan had no material effect on the Company's financial position in 2012. Based on performance of the employees' election to date, the Company plans to make payments related to these deferred bonus programs of $5,308,110 in 2013, $6,908,224 in 2014 and $5,441,366 in 2015, respectively.

15. Restructuring

During 2012, the Company reduced its workforce by approximately 15 employees, or 5% of the Company's total worldwide workforce. The majority of the actions related to this plan were completed by the end of 2012. The entire amount was related to severance and related benefits. The majority of the liability was paid in 2012. The Company expects that the remaining severance and related benefits of approximately $40,000 will be paid in 2013.

16. Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

16. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2012, the Company borrowed securities with a fair value of $109,341,449 for which cash totaling $111,911,242 was given to counterparties as collateral. Of these borrowed securities, securities with a fair value of $21,101,340 have been pledged or otherwise transferred to others to facilitate settlement of securities transactions and securities with a fair value of $83,438,954 have been loaned to others under securities loaned agreements. In addition, the Company obtained securities with a fair value of approximately $128,198,237 under custody agreements. Of this amount, securities with a fair value of approximately $64,792,455 have been either pledged or otherwise transferred to others to facilitate settlement of securities transactions.

The Company typically loans securities in order to fund non-standard settlements requested by a customer of a fail to receive or to assist clients to help fulfill their short selling requirements. As of December 31, 2012, the Company had loaned securities with a fair value of $103,352,730, for which cash totaling $106,608,345 was received.

16. Off-Balance-Sheet Credit Risk (continued)

Customer Activities and Credit Risk (continued)

The Company provides access to various exchanges for certain customers via sponsored line agreements. These customers use the lines to transmit trade orders directly to various exchanges. The Company monitors the activity through the lines but does not have access to stop the activity flowing through these lines, and is therefore exposed to risk of loss should the customer not meet their obligations. The Company is billed for activity flowing through these lines, and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its obligations with respect to these charges.

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2012.

At December 31, 2012 Group and Eze Castle had $706,022,729 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

17. Subsequent Events

The Company makes monthly distributions to Group based on estimated monthly profits. The distribution paid in January 2013 was $2,500,000. There are no other capital withdrawals anticipated within the next six months other than normal monthly distributions to Group based on estimated monthly profits. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

